Via EDGAR

August 20, 2007
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com
WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL
CLIENT/MATTER NUMBER
042365-0111

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
           Re:      Orion Energy Systems, Inc.—
                       Registration Statement on Form S-1
Ladies and Gentlemen:
          On behalf of Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced registration statement, with exhibits, relating to a proposed offering by Orion Energy Systems, Inc. of up to $100,000,000 aggregate principal amount of shares of the Company’s common stock, no par value per share.
          The Company has made a wire transfer in the amount of $3,070.00 in payment of the prescribed registration fee to the United States Treasury designated lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania. Such fee was calculated in accordance with Rule 457 under the Securities Act. The Company’s filing fee account number is 0001409375.
          Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.

Very truly yours,
/s/ Steven R. Barth

Steven R. Barth

cc:      Orion Energy Systems, Inc.
            Working Group